        Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                  SELECT 10 INDUSTRIAL PORTFOLIO 99-4

                  Investment Company Act No. 811-5065

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                               FORM S-6


    For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


         A.  Exact name of Trust:

             MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
             SELECT 10 INDUSTRIAL PORTFOLIO 99-4

         B.  Name of Depositor:

             DEAN WITTER REYNOLDS INC.

         C.  Complete address of Depositor's principal executive office:

             DEAN WITTER REYNOLDS INC.
             Two World Trade Center
             New York, New York  10048

         D.  Name and complete address of agents for service:

             MR. MICHAEL D. BROWNE
             DEAN WITTER REYNOLDS INC.
             Unit Trust Department
             Two World Trade Center - 59th Floor
             New York, New York  10048

             Copy to:

             KENNETH W. ORCE, ESQ.
             CAHILL GORDON & REINDEL
             80 Pine Street
             New York, New York  10005

         E.  Total and amount of securities being registered:

             An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

         F. Proposed maximum offering price to the public of the securities being registered:

             Indefinite

         G.  Amount of filing fee:

             N/A

         H.  Approximate date of proposed sale to public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

             The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                SELECT 10 INDUSTRIAL PORTFOLIO 99-4

                       Cross Reference Sheet

              Pursuant to Rule 404(c) of Regulation C
                  under the Securities Act of 1933

            (Form N-8B-2 Items required by Instruction 1
                   as to Prospectus on Form S-6)

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      I.  ORGANIZATION AND GENERAL INFORMATION

 1.   (a)  Name of Trust                )  Front Cover
      (b)  Title of securities issued   )

 2.   Name and address of Depositor     )  Table of Contents

 3.   Name and address of Trustee       )  Table of Contents

 4.   Name and address of principal     )  Table of Contents
      Underwriter                       )

 5.   Organization of Trust             )  Introduction

 6.   Execution and termination of      )  Introduction; Amendment
      Indenture                         )  and Termination of the
                                        )  Indenture

 7.   Changes of name                   )  Included in Form
                                           N-8B-2

 8.   Fiscal Year                       )  Included in Form
                                           N-8B-2

 9.   Litigation                        )  *



 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      II.  GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST


 10.  General Information regarding     )
      Trust's Securities and Rights     )
      of Holders                        )

      (a)  Type of Securities           )  Rights of Unit Holders
           (Registered or Bearer)       )

      (b)  Type of Securities           )  Administration of the
           (Cumulative or Distribu-     )  Trust - Distribution
           tive)                        )

      (c)  Rights of Holders as to      )  Redemption; Public Offer-
           withdrawal or redemption     )  ing of Units -Secondary
                                        )  Market

      (d)  Rights of Holders as to      )  Public Offering of Units
           conversion, transfer, par-   )  - Secondary Market; Ex-
           tial redemption and simi-    )  change Option; Redemp-
           lar matters                  )  tion; Rights of Unit
                                        )  Holders -Certificates
                                        )

      (e)  Lapses or defaults with      )  *
           respect to periodic pay-     )
           ment plan certificates       )

      (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
           rities under the Indenture   )  Certain Limitations;
                                        )  Amendment and Termination
                                        )  of the Indenture

      (g)  Notice to Holders as to      )
           change in:                   )

           (1)  Composition of assets   )  Administration of the
                of Trust                )  Trust - Reports to Unit
                                        )  Holders; The Trust - Sum-
                                        )  mary Description of the
                                        )  Portfolios
           (2)  Terms and Conditions    )  Amendment and Termination
                of Trust's Securities   )  of the Indenture
 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

           (3)  Provisions of Inden-    )  Amendment and Termination
                ture                    )  of the Indenture
            (4) Identity of Depositor   )  Sponsor; Trustee
                and Trustee             )
                                        )
      (h)  Security Holders Consent     )
           required to change:          )

           (1)  Composition of assets   )  Amendment and Termination
                of Trust                )  of the Indenture
           (2)  Terms and conditions    )  Amendment and Termination
                of Trust's Securities   )  of the Indenture
           (3)  Provisions of Inden-    )  Amendment and Termination
                ture                    )  of the Indenture
           (4)  Identity of Depositor   )  *
                and Trustee             )

      (i)  Other principal features     )  Cover of Prospectus; Tax
           of the Trust's Securities    )  Status

 11.  Type of securities comprising     )  The Trust - Summary De-
      units                             )  scription of the Portfo-
                                        )  lios; Objectives and Se-
                                        )  curities Selection; The
                                        )  Trust - Special Consid-
                                        )  erations

 12.  Type of securities comprising     )  *
      periodic payment certificates     )

 13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                        )  formation; Public Offer-
                                        )  ing of Units - Public Of-
                                        )  fering Price; - Profit of
                                        )  Sponsor;
                                        )  - Volume Discount; Ex-
                                        )  penses and Charges

      (b)  Certain information re-      )  *
           garding periodic payment     )
           certificates                 )
 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      (c)  Certain percentages          )  Summary of Essential In-
                                        )  formation; Public Offer-
                                        )  ing of Units - Public Of-
                                        )  fering Price; - Profit of
                                        )  Sponsor; - Volume Dis-
                                        )  count

      (d)  Price differentials          ) Public Offering of Units
                                        )  - Public Offering Price

      (e)  Certain other loads, fees,   )  Rights of Unit Holders -
           expenses, etc. payable by    )  Certificates
           holders

      (f)  Certain profits receivable   )  Redemption - Purchase by
           by depositor, principal      )  the Sponsors of Units
           underwriters, trustee or     )  Tendered for Redemption
           affiliated persons           )

      (g)  Ratio of annual charges to   )  *
           income                       )

 14.  Issuance of trust's securities    )  Introduction; Rights of
                                        )  Unit Holders - Certifi-
                                        )  cates

 15.  Receipt and handling of pay-      )  Public Offering of Units
      ments from purchasers             )  - Profit of Sponsor
                                        )

 16.  Acquisition and disposition of    )  Introduction; Amendment
      underlying securities             )  and Termination of the
                                        )  Indenture; Objectives and
                                        )  Securities Selection; The
                                        )  Trust - Summary Descrip-
                                        )  tion of the Portfolio;
                                        )  Sponsor - Responsibility
                                        )
                                        )
 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 17.  Withdrawal or redemption          )  Redemption; Public Offer-
                                        )  ing of Units - Secondary
                                        )  Market

 18.  (a)  Receipt and disposition of   )  Administration of the
           income                       )  Trust; Reinvestment Pro-

                                        )  grams
      (b)  Reinvestment of distribu-    )  Reinvestment Programs
           tions                        )

      (c)  Reserves or special fund     )  Administration of the
                                        )  Trust - Distribution

      (d)  Schedule of distribution     )  *

 19.  Records, accounts and report      )  Administration of the
                                        )  Trust - Records and Ac-
                                        )  counts; - Reports to Unit
                                        )  Holders

 20.  Certain miscellaneous provi-      )  Amendment and Termination
      sions of the trust agreement      )  of the Indenture; Sponsor
                                        )  - Limitation on Liability
                                        )  - Resignation; Trustee
                                        )  - Limitation on Liability
                                        )  - Resignation

 21.  Loans to security holders         )  *

 22.  Limitations on liability of de-   )  Sponsor, Trustee; Evalua-
      positor, trustee, custodian,      )  tor - Limitation on Li-
      etc.                              )  ability

 23.  Bonding arrangements              )  Included on Form
                                        )  N-8B-2

 24.  Other material provisions of      )  *
      the trust agreement               )

 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

 25.  Organization of Depositor         )  Sponsor

 26.  Fees received by Depositor        )  Expenses and Charges -
                                        )  fees; Public Offering of
                                        )  Units - Profit of Sponsor
                                        )

 27.  Business of Depositor             )  Sponsor and Included in
                                        )  Form N-8B-2

 28.  Certain information as to offi-   )  Included in Form
      cials and affiliated persons of   )  N-8B-2
      Depositor                         )

 29.  Voting securities of Depositor    )  Included in Form
                                        )  N-8B-2

 30.  Persons controlling Depositor     )  *

 31.  Compensation of Officers and      )  *
      Directors of Depositor            )

 32.  Compensation of Directors of      )  *
      Depositor                         )

 33.  Compensation of employees of      )  *
      Depositor                         )

 34.  Remuneration of other persons     )  *
      for certain services rendered     )
      to trust                          )

      IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

 35.  Distribution of trust's securi-   )  Public Offering of Units
      ties by states                    )  - Public Distribution

 36.  Suspension of sales of trust's    )  *
      securities                        )



 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 37.  Revocation of authority to dis-   )  *
      tribute                           )









 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 38.  (a)  Method of distribution       )  Public Offering of Units
      (b)  Underwriting agreements      )
      (c)
  Selling agreements           )

 39.  (a)  Organization of principal    )  Sponsor
           underwriter                  )
      (b)  N.A.S.D. membership of       )
           principal underwriter        )

 40.  Certain fees received by prin-    )  Public Offering of Units
      cipal underwriter                 )  - Profit of Sponsor
                                        )

 41.  (a)  Business of principal un-    )  Sponsor
           derwriter                    )

      (b)  Branch offices of princi-    )  *
           pal underwriter              )

      (c)  Salesman of principal un-    )  *
           derwriter                    )

 42.  Ownership of trust's securities   )  *
      by certain persons                )

 43.  Certain brokerage commissions     )  *
      received by principal under-      )
      writer                            )

 44.  (a)  Method of valuation          )  Public Offering of Units
      (b)  Schedule as to offering      )  *
           price                        )
      (c)  Variation in offering        )  Public Offering of Units
           price to certain persons     )  - Volume Discount; Ex-
                                        )  change Option

 45.  Suspension of redemption rights   )  *

 46.  (a)  Redemption valuation         )  Public Offering of Units
                                        )  - Secondary Market; Re-
                                        )  demption
      (b)  Schedule as to redemption    )  *
           price                        )


 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 47.  Maintenance of position in un-    )  See items 10(d), 44 and
      derlying securities               )  46

      V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

 48.  Organization and regulation of    )  Trustee
      Trustee                           )

 49.  Fees and expenses of Trustee      )  Expenses and Charges

 50.  Trustee's lien                    )  Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE
           OF HOLDERS OF SECURITIES

 51.  (a)  Name and address of Insur-   )  *
           ance Company                 )
      (b)  Type of policies             )  *
      (c)  Type of risks insured and    )  *
           excluded                     )
      (d)  Coverage of policies         )  *
      (e)  Beneficiaries of policies    )  *
      (f)  Terms and manner of can-     )  *
           cellation                    )
      (g)  Method of determining pre-   )  *
           miums                        )
      (h)  Amount of aggregate premi-   )  *
           ums paid                     )
      (i)  Persons receiving any part   )  *
           of premiums                  )
      (j)  Other material provisions    )  *
           of the Trust relating to     )
           insurance                    )

      VII.  POLICY OF REGISTRANT

 52.  (a)  Method of selecting and      )  Introduction; Objectives
           eliminating securities       )  and Securities Selection;
           from the Trust               )  The Trust - Summary De-
                                        )  scription of the Portfo-
                                        )  lio; Sponsor - Responsi-
                                        )  bility
      (b)  Elimination of securities    )  *
           from the Trust               )

 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      (c)  Substitution and elimina-    )  Introduction; Objectives
           tion of securities from      )  and Securities Selection;
           the Trust                    )  Sponsor - Responsibility
      (d)  Description of any funda-    )  *
           mental policy of the Trust   )

 53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                        )  Status

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

 54.  Information regarding the         )  *
      Trust's past ten fiscal years     )

 55.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 56.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 57.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 58.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 59.  Financial statements              )  Statement of Financial
      (Instruction 1(c) to Form S-6)    )  Condition



 _________________________

 *    Not applicable, answer negative or not required.

                  SUBJECT TO COMPLETION JUNE 3, 1999


            MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                  SELECT 10 INDUSTRIAL PORTFOLIO 99-4
                       A "UNIT INVESTMENT TRUST"


              The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-3 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being in-cluded for informational purposes only.

              Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

              OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

              INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE

    UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE
    SECURITIES LAWS OF ANY SUCH STATE.

            MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                  SELECT 10 INDUSTRIAL PORTFOLIO 99-3

              The prospectus dated May 3, 1999, File No. 333-76095, is hereby incorporated by reference herein.

 PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


                  CONTENTS OF REGISTRATION STATEMENT

           This registration statement on Form S-6 comprises the fol-lowing documents:

           The facing sheet.

           The Cross Reference Sheet.

           The Prospectus.

           The signatures.

           Listed below is the name and registration number of a pre-vious Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Mor-gan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4. This prior final prospectus is incorporated herein by reference.

           Morgan Stanley Dean Witter Select Equity Trust,
           Select 10 Industrial Portfolio 99-3
           (Registration No. 333-76095)

           Written consents of the following persons:

                .  Cahill Gordon & Reindel (included in Exhibit 5)

                .  Deloitte & Touche LLP

 The following Exhibits:

      ***EX-3(i)     Certificate of Incorporation of Dean Witter
                     Reynolds Inc.

      ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

        *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

       **EX-4.2      Draft of Reference Trust Agreement.

     ****EX-5 Opinion of counsel as to the legality of the securities being registered.

     ****EX-23.1     Consent of Independent Auditors.

     ****EX-23.2     Consent of Cahill Gordon & Reindel
                     (included in Exhibit 5).

 ___________________________

 * The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Oppor-tunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration num-ber 333-41785.
 **    Filed herewith.
 *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
 ****  To be filed by amendment.

                              SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 3rd day of June, 1999.

                             MORGAN STANLEY DEAN WITTER SELECT EQUITY
                             TRUST,
                             SELECT 10 INDUSTRIAL PORTFOLIO 99-4
                             (Registrant)

                             By:  Dean Witter Reynolds Inc.
                                  (Depositor)

                                  /s/Michael Browne
                                  Michael Browne
                                  Authorized Signatory

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following per-son in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 3rd day of June, 1999.

                             DEAN WITTER REYNOLDS INC.

    Name                          Office

    Philip J. Purcell             Chairman & Chief    )
                                  Executive Officer   )
                                  and Director***     )
    Richard M. DeMartini          Director***
    Robert J. Dwyer               Director***
    Christine A. Edwards          Director***
    James F. Higgins              Director***
    Mitchell M. Merin             Director*
    Stephen R. Miller             Director***
    Richard F. Powers III         Director*
    Thomas C. Schneider           Director**
    William B. Smith              Director**

                                  By:  /s/Michael Browne
                                       Michael Browne
                                       Attorney-in-fact*, **, ***
    __________________________

    * Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

    ** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

    *** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                             Exhibit Index
                                     To
                                  Form S-6
                           Registration Statement
                      Under the Securities Act of 1933

    Exhibit No.         Document

         ***EX-3(i)     Certificate of Incorporation of Dean Witter
                        Reynolds Inc.

         ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

           *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

          **EX-4.2      Draft of Reference Trust Agreement.

        ****EX-5 Opinion of counsel as to the legality of the securities being registered.

        ****EX-23.1     Consent of Independent Auditors.

        ****EX-23.2     Consent of Cahill Gordon & Reindel
                        (included in Exhibit 5).

    ___________________________

    * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration number 333-41785.


    **   Filed herewith.

    *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

    **** To be filed by amendment.